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June 10, 2019

Via EDGAR, Email and FedEx

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HomeStreet, Inc.

DEFA14A filing made under cover of Schedule 14A

Filed on June 5, 2019 by HomeStreet, Inc.

File No. 001-35424

Dear Mr. Panos:

On behalf of our client, HomeStreet, Inc. (the “Company,” “we” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2019, with respect to the additional definitive soliciting material on Schedule 14A filed with the Commission on May 30, 2019, File No. 001-35424 (the “Definitive Additional Materials”).

Concurrently with the submission of this letter, we have publicly filed a DEFA14A (the “Amended Definitive Additional Materials”) on Schedule 14A addressing Comment 3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to slide numbers and captions in our responses correspond to the presentation filed with the Definitive Additional Materials unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Definitive Additional Materials.

DEFA14A filed May 30, 2019 on Schedule 14A

1.	On a slide entitled “HomeStreet Has Made Repeated Attempts to Engage Constructively” at page 36 of the presentation, HomeStreet states that “[a]s part of the Company’s shareholder engagement process, it offered shareholders a meeting or telephone call to discuss shareholder questions and concerns outside of the annual meeting cycle. As one of the largest shareholders, [Blue Lion Capital] was included in this outreach, accepted HomeStreet’s offer and spoke with the Company.” Please provide us with the factual support for the assertion that HomeStreet initiated the contact and sought meetings or calls with representatives of Blue Lion Capital after HomeStreet “made an offer.” Alternatively, please revise to indicate, if true, that any engagement with Blue Lion Capital was initiated by Blue Lion and not the byproduct or result of a formal “shareholder engagement process.”

Response: Below please find a timeline of the correspondence between the Company and Roaring Blue Lion Capital and its affiliates (“Blue Lion”) that is referenced in the Definitive Additional Materials:

●	On August 27, 2018, the Company’s Lead Independent Director Donald Voss delivered a letter to Blue Lion in response to Charles Griege’s request for additional information and a meeting with Mr. Voss. Mr. Voss closed this letter as follows: “I believe I have answered your questions in this letter. However, if you have additional questions, we can arrange for a follow up call consistent with our Shareholder Engagement Procedures and Practices.” A copy of this letter is attached hereto as Appendix A.

●	Beginning on August 27 and 28, 2018, the Company also reached out to its other significant shareholders to offer them the same opportunity to engage with the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

●	On September 12, 2018, Mr. Griege sent an email to the Company’s Corporate Secretary accepting Mr. Voss’s offer for a further call with the Company consistent with the August 27, 2018 letter.

●	On September 18, 2018, the Corporate Secretary sent an email response to Mr. Griege advising him that the Company would arrange a call pending availability of participants.

●	From September 28, 2018 through December 13, 2018, members of the Board held calls with a significant number of the Company’s investors (representing more than 52% of its common stock) as part of its shareholder engagement process.

●	On October 17, 2018, Mr. Griege filed a Schedule 13D/A with the Commission including a letter requesting a meeting with the full Board of Directors.

●	On October 22, 2018, the Company sent a letter to Mr. Griege, which was filed on a Form 8-K with the Commission that day, in which the Company advised Mr. Griege that the timing of the Company’s call with Blue Lion was still pending scheduling in light of the Company’s ongoing shareholder engagement process. The letter also stated, in response to his separate request for a meeting with the full Board, that the Board would address such request at its next regularly scheduled Board meeting.

●	The call with Blue Lion was held on October 31, 2018, squarely within the timeline for the Company’s shareholder engagement process.

2.	On page 44 of HomeStreet’s presentation, the registrant states, “. . . [Blue Lion Capital] tried to sneak its mistake past shareholders with an under the radar filing . . . .” Given that all filings appear on EDGAR on equal footing, no factual basis appears to exist in support of the claim that any filing is more “under the radar” than another filing, especially if the filing contents were also mailed to the shareholders. Please revise the assertion that Blue Lion Capital “tried to sneak its mistake past shareholders” with a undiscoverable filing, or advise.

Response: We acknowledge that all filings appear on EDGAR on equal footing. The Company described the TSR information in Blue Lion’s May 24, 2019 filing as “under the radar” because Blue Lion did not acknowledge that it was replacing its initial TSR performance table due to material errors, but rather presented the corrected (and improved) figures as additional information along with an argument that it demonstrates the Company’s “under-performance”. A shareholder reviewing this filing would have no indication that these figures were intended to correct and replace Blue Lion’s prior false information. Further, the referenced filing was made after close of business on the Friday before a long weekend, a time when any EDGAR filing would be less likely to draw media attention and when the Company would be prohibited from issuing a prompt response.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2019

3.	HomeStreet contends within the presentation that “[t]he Reality” is that Roaring Blue Lion’s “end game has always been selling the Company.” The slide excerpt offered to support the contention has been identified as one produced on December 21, 2017. Please provide us with the support for that date, or revise to include the correct date. Given that HomeStreet’s presentation then indicates Blue Lion suggested that HomeStreet should only be sold “[i]f Management and the Board cannot develop and executed a multi-year plan that would create a top decile performing bank,” it also appears HomeStreet’s characterization regarding an “end game” is insupportable. Please revise to address this apparent contradiction in light of the contingency to which the sale option was subject, or advise.

Response: We acknowledge the Staff’s comment and have revised the referenced disclosure in the Amended Definitive Additional Materials accordingly.

4.	HomeStreet refers to an ineffective “initial email scan” as the explanation for why an April 30, 2019 press release issued by HomeStreet stated that the registrant was “not aware of Dwight Capital’s interest [in acquiring HomeStreet’s Fannie Mae DUS multifamily origination and servicing business] until their press release, as they had not previously contacted [HomeStreet].” Please explain to us, with a view towards revised disclosure, why HomeStreet personnel would not already have been aware of Dwight Capital’s interest and thought it had had no contact with HomeStreet given the subsequent acknowledgement that “several intermittent email inquiries” were received from Dwight Capital and HomeStreet “consistently responded” to such emails.

Response: After Dwight Capital’s public letter dated April 29, 2019, Mr. Mason and his Executive Assistant each performed searches of Mr. Mason’s emails in an attempt to locate the correspondence from Dwight Capital. These initial searches did not produce any prior emails from Dwight Capital. The Company then reached out to Dwight Capital to ask them to provide the Company with the dates of their prior emails. Equipped with that information, the Company’s IT personnel were able to retrieve prior emails from Dwight Capital, which had been archived because they were sent prior to 2019 and were therefore not identified by the initial searches performed by Mr. Mason and his executive assistant.

Mr. Mason receives hundreds of emails each day, many of which are from unfamiliar addresses. Ordinarily, a credible counterparty would adhere to formal communication protocols to express their interest to the Company. Ultimately, the Company discovered that Dwight Capital had sent Mr. Mason one email in 2017 and one email in 2018, but those emails were not presented as credible offers.

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744 or Beth E. Berg (312) 853-7443.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Godfrey B. Evans

Executive Vice President, General Counsel, Chief Administrative Officer & Corporate Secretary HomeStreet, Inc.